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S 18001668

SEC
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Section
FEB 28 2018
Washington DC

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SEC FILE NUMBER
8-48198

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlantic-Pacific Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Greenwich Avenue, 2nd Floor
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Bossone 203-861-5484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

51 Locust Avenue	New Canaan	CT	06840
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Anthony Bossone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic-Pacific Capital Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JASPER K. MUI
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2020

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Atlantic-Pacific Capital, Inc.
Consolidated Financial Statements
and Supplemental Information
December 31, 2017

Atlantic-Pacific Capital, Inc.
Table of Contents
For the Year Ended December 31, 2017

REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Stockholder and Sole Director
of Atlantic-Pacific Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Atlantic-Pacific Capital, Inc. and Subsidiaries (collectively the "Company") as of December 31, 2017, and the related consolidated statements of operations, comprehensive income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Atlantic-Pacific Capital, Inc. and Subsidiaries as of December 31, 2017, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1, Unconsolidated Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 and Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc. Unconsolidated Statement of Financial Condition has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information,

90 Grove Street | Ridgefield, CT 06877 | 203 438 0161 f 203 431 3570
51 Locust Avenue | New Canaan, CT 06840 | 203 972 5191
reynoldsrowella.com

Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1, Unconsolidated Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 and Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc. Unconsolidated Statement of Financial Condition is fairly stated, in all material respects, in relation to the financial statements as a whole.

Reynolds + Rowella, LLP

We have served as Atlantic-Pacific Capital Inc. and Subsidiaries' auditor since 2004.

New Canaan, Connecticut

February 26, 2018

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Financial Condition
As of December 31, 2017

Assets		
Current assets		
Cash	$	8,483,949
Placement fees receivable		13,896,378
Due from funds		393,755
Other current assets		390,003
Total current assets		23,164,085
Placement fees receivable		2,789,266
Defined benefit plan asset		580,707
Property and equipment, net		60,761
Other assets		39,163
Total assets	$	26,633,982
Liabilities and stockholder's equity		
Current liabilities		
Accounts payable and accrued expenses	$	1,132,269
Deferred revenue		470,417
Deferred tax		180,000
Total current liabilities		1,782,686
Long term liabilities		
Accrued consultant fees		324,912
Total liabilities		2,107,598
Stockholder's equity		
Common stock		1
Additional paid-in-capital		178,610
Retained earnings		21,518,247
Accumulated other comprehensive income		2,829,526
Total stockholder's equity		24,526,384
Total liabilities and stockholder's equity	$	26,633,982

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Operations
For the Year Ended December 31, 2017

Revenues	
Placement fees	$ 22,494,456
Interest income	450,208
Total revenues	22,944,664
Operating expenses	
Salaries and related benefits	16,758,810
Professional fees	2,698,040
General and administrative	1,588,813
Travel	442,286
Depreciation and amortization	30,614
Total operating expenses	21,518,563
Income from operations before income taxes	1,426,101
Income tax provision	212,997
Net income	$ 1,213,103

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Comprehensive Income
For the Year Ended December 31, 2017

Net income	$	1,213,103
Other comprehensive gain		
Foreign currency translation adjustment		131,893
Defined benefit pension plan:		
Net gain arising during the period		2,712,831
Other comprehensive gain		2,844,724
Comprehensive income	$	4,057,827

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2017

	Common Stock*	Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Gain/(Loss)	Total Stockholder's Equity
Balance, December 31, 2016	$ 1	$ 178,610	$20,305,144	$ (15,198)	$ 20,468,557
Net income	-	-	1,213,103	-	1,213,103
Minimum pension liability	-	-	-	2,712,831	2,712,831
Currency translation adjustment	-	-	-	131,893	131,893
Balance, December 31, 2017	$ 1	$ 178,610	$21,518,247	$ 2,829,526	$ 24,526,384

* 3,000 shares of common stock have been authorized. 100 shares have been issued and remain outstanding with a par value of $.01 per share.

The accompanying notes are an integral part of these financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities	
Net income	$ 1,213,103
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation and amortization	30,614
Deferred tax benefit	130,000
Changes in operating assets and liabilities:	
Placement fees receivable	(6,259,734)
Due from funds	(117,797)
Other assets	(274,645)
Accounts payable and accrued expenses	246,970
Deferred revenue	(285,224)
Accrued defined benefit plan obligation	153,205
Net cash used by operating activities	(5,163,508)
Effect of foreign exchange rates	131,893
Net decrease in cash	(5,031,616)
Cash - beginning of year	13,515,564
Cash - end of year	$ 8,483,949
Supplemental cash flow disclosure:	
Cash paid during the year for:	
Domestic and foreign income taxes	$ 95,246

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Atlantic-Pacific Capital, Inc. (the "Company") was incorporated in the State of Delaware on February 9, 1995. The Company is a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. The Company is also a member of the Securities Investor Protection Corporation.

The Company raises capital from institutional investors for interests in private equity limited partnerships (the "Funds") that are not registered or publicly traded. The Company earns a fee based on a percentage of capital invested or committed to be invested in such Funds. The Company's agreements with its clients typically include a retainer fee and schedule of fee payments to be made over an extended period of time with interest after acceptance by a Fund of capital or capital commitments.

The Company's consolidated financial statements include two active wholly-owned subsidiaries, Atlantic-Pacific Capital Limited ("APC Ltd.") and Atlantic Pacific Capital Asia Limited ("APC Asia Ltd."). APC Ltd. operates in London, England, is registered with the Financial Conduct Authority, and markets the services of the Company in Europe. APC Asia Ltd. operates in Hong Kong, China, is registered with the Securities and Futures Commission, and markets the services of the Company in Asia. All significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of Atlantic-Pacific Capital, Inc. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America.

Foreign Currency Translation

The Company's reporting currency is the U.S. Dollar. APC Ltd.'s functional currency is the British Pound, its local currency. APC Asia Ltd.'s functional currency is the Hong Kong Dollar, its local currency. All asset and liability accounts of APC Ltd. and APC Asia Ltd. are translated at year-end exchange rates and income and expenses are translated into U.S. Dollars using weighted average exchange rates. Resulting translation adjustments are reported as a separate component of comprehensive income on the statement of consolidated comprehensive income.

Revenue and Expense Recognition

Placement fees are recognized as earned upon acceptance of capital or capital commitments by a Fund. The Company receives non-refundable retainer fees upon execution of agreements with Funds to provide capital raising services, which are recorded as revenue when earned ratably over the longer of the term of the client engagement or the relationship with these clients, and are included in placement fees on the consolidated statement of operations. All other income and expenses are recognized when earned and incurred, respectively.

Placement Fees Receivable

Placement fees receivable are typically due over one to three years commencing upon acceptance of capital or capital commitments by a Fund. Placement fees accrue interest at various rates that range from 4.7% to 8.5%. The Company recognized $430,048 of interest income on the unpaid

balance for the year ended December 31, 2017. When there is no stated interest rate the Company discounts placement fees receivable balances that extend beyond one year at a rate of 4.2%. There were no such placement fees receivable balances that extend beyond one year at December 31, 2017. Placement fees may be prepaid in whole or in part any time without premium or penalty. The Company recognizes an allowance for uncollectible placement fees by individual account analysis based on the client's ability to pay, willingness to pay and the expected recovery of amounts from applicable collection methods. At December 31, 2017, the Company did not have an allowance for doubtful accounts as all receivable amounts are deemed fully collectible.

Cash and Cash Equivalents
The Company considers all short term investments with an original maturity of 90 days or less to be cash equivalents. There were no cash equivalents at year-end.

Net Revenue Participation
Pursuant to the Company's incentive compensation program, certain employees, under specific circumstances, are compensated at awarded percentages of placement fees and interest received less operating expenses incurred during a given calendar year ("net revenue participation"). The awards are approved by management at the beginning of each calendar year. The Company recognizes net revenue participation expense quarterly as earned by the employees and is calculated based on placement fees and interest received less operating expenses incurred by the Company. Such incentive compensation is typically paid within 30 days after the end of each calendar quarter. Net revenue participation expense is included in salaries and related benefits on the consolidated statement of operations and any earned but unpaid incentive compensation is included as accrued revenue participation on the consolidated statement of financial condition.

Due from Funds
The Company is reimbursed by the Funds for all reasonable travel, telephone, printing, postage and other out-of-pocket expenses incurred in relation to the capital raising services provided.

Property and Equipment, Net
Property and equipment are recorded at cost. Depreciation and amortization are provided using accelerated methods in accordance with accounting principles generally accepted in the United States of America over the estimated useful lives of the assets. Property and equipment consist of the following:

Asset	**Life**	**Carrying Value**
Computer equipment and software	3 - 5 years	$ 333,079
Furniture and fixtures	4 - 7 years	154,792
Leasehold improvements	The lesser of the life of lease or the leasehold improvements	460,605
		948,476
Less accumulated depreciation and amortization		(887,715)
Property and equipment, net		$ 60,761

Income Taxes
The stand-alone United States entity, Atlantic-Pacific Capital, Inc. ("APC, Inc.") has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under those provisions, APC, Inc. does not pay federal income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes on the taxable income of APC, Inc. Based upon various apportionment factors and state and local income tax laws, APC, Inc. may be liable for income taxes in certain states and cities in which APC, Inc. does business.

APC Ltd. is liable for corporation taxes in the United Kingdom based upon its taxable income.

APC Asia Ltd. is liable for corporation taxes in Hong Kong, a Special Administrative Region of the People's Republic of China, based upon its taxable income.

Management has evaluated and concluded that the Company has taken no uncertain tax positions that require adjustment or disclosure in the financial statements. The Company's 2014 through 2017 tax years are open for examination by federal, state and local tax authorities.

Use of Estimates in Financial Statements
The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates in the financial statements include an allowance for doubtful accounts and assumptions used to determine the pension liabilities. Actual results may differ from those estimates.

Fair Value Measurements
The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (ASU 2016-02), which requires lessees to include most leases on the balance sheet. ASU 2016-02 is effective for fiscal years (and interim reporting periods within those years) beginning after December 15, 2018 and early adoption is permitted. The Company is currently evaluating the impact that the standard will have on its consolidated statement of financial condition and expects, at a minimum, that its implementation will result in a gross-up on the consolidated statement of financial condition upon recognition of right-of-use assets and lease liabilities associated with the future minimum payments required under operating leases as disclosed in Note 5.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (ASU 2014-09), which is a new comprehensive revenue recognition standard on the financial reporting requirements for revenue from contracts entered into with customers. In July 2015, the FASB deferred this ASU's effective date by one year, to interim and annual periods beginning after December 15, 2017. The deferral allows early adoption at the original effective date. During 2016, the FASB issued ASU 2016-08, which clarifies principal versus agent considerations, ASU 2016-10, which clarifies identifying performance obligations and the licensing implementation guidance, and ASU 2016-12, which amends certain aspects of the new revenue recognition standard pursuant to ASU 2014-09. ASU 2014-09 allows for the use of either the retrospective or modified retrospective adoption method. The guidance in ASU 2014-09, and the related amendments, is effective for the Company beginning on January 1, 2018 and the Company expects to adopt this standard on that date under the modified retrospective method and expects the standard will not have a material impact on the Company's historical pattern of recognizing revenue for placement fees in the Company's consolidated financial statements.

3. Aged Analysis of Placement Fees Receivable

The following table summarizes the aging of the Company's placement fees receivable at December 31, 2017:

	Total Not Past Due (0-29 Days)	30-59 Days Past Due	60-89 Days Past Due	90 Days Or More Past Due	Total Past Due	Total Placement Fees Receivable
Placement fees receivable	$ 14,284,409	$ 725,951	$1,028,640	$ 646,644	$2,401,235	$16,685,644
Total	$ 14,284,409	$ 725,951	$1,028,640	$ 646,644	$2,401,235	$16,685,644

4. Provision for Income Taxes

Income taxes consist of the following at December 31, 2017:

Current tax expense		
APC, Inc.	$	46,291
APC Ltd.		26,880
APC Asia Ltd.		9,826
Total current tax expense		82,997
Deferred tax expense		
APC, Inc.		130,000
Total deferred tax expense		130,000
Total income tax expense	$	212,997

APC, Inc. has recorded a deferred tax liability of $180,000 relating to certain state and city taxes which APC, Inc. is responsible for. APC, Inc.'s deferred tax liabilities primarily result from placement fees receivable.

5. Operating Leases

The Company leases office space in various cities throughout the United States, Europe and Asia under noncancelable operating leases expiring at various dates through October, 2021.

The following is a schedule of future minimum annual lease payments required under these noncancellable operating leases:

Year Ending December 31,	
2018	$ 634,416
2019	560,329
2020	446,929
2021	385,472
	$ 2,027,147

Rent expense for the year ended December 31, 2017 totaled $557,639. It is reflected on the consolidated statement of operations as a component of general and administrative expenses.

6. Profit Sharing Plan and Pension Plan

The Company (the "Plan Sponsor") sponsors a defined contribution plan covering substantially all of its domestic employees. Contributions at the discretion of the Company are determined as a percentage of each covered employee's compensation and totaled $446,158 for the year ended December 31, 2017. The Company also contributed to individual retirement accounts for its foreign employees in the United Kingdom and Hong Kong and totaled $66,062 for the year ended December 31, 2017.

The Company also sponsors a defined benefit pension plan (the "Plan"), covering eligible employees who are 21 years of age with one or more years of service. Pension benefits earned prior to January 1, 2018 were based upon a percentage of the participant's compensation for each year of service, and annually adjusted to reflect investment returns greater than or less than a specified target rate. Effective December 31, 2017, the Plan was amended to eliminate the earning of new benefits under the existing plan formula, though such benefits will continue to be adjusted annually to reflect investment returns. Effective January 1, 2018, additional benefits are earned under a market-based cash balance design where participants are credited annually with an amount equal to a percentage of compensation for each year, adjusted with investment returns on the plan trust. The Company's funding policy is to contribute the amount required to fully fund the Plan's current liability or the amount necessary to meet the applicable regulations.

The Company's overall investment strategy is to provide a regular and reliable source of income to meet the liquidity needs of the Plan and minimize reliance on Plan Sponsor contributions as a source of benefit security. The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The target allocation by major asset classes is central to the investment policy. The objective of the target allocation is to ensure assets are invested with the intent to protect Plan assets so that such assets are preserved for the provision of benefits to participants and their beneficiaries and such long-term growth as may maximize the amounts available to provide such benefits without undue risk. Also considered are the weighted average return of capital and historical returns on comparable equity, debt, and other investments. The overall investment strategy is to achieve approximately 50% equity securities, 40% fixed income securities and 10% real asset securities. At December 31, 2017, the Plan's master trust was invested as follows: cash and cash equivalents of 2%, equity securities of 55%, fixed income securities of 36% and real asset securities of 7%.

The Plan's expected return on Plan assets assumption of 5.5% is derived from a review of actual historical returns achieved by the Plan's master trust and anticipated future long-term performance of individual asset classes. While consideration is given to recent trust performance and historical returns, the assumption represents a long-term, prospective return.

Key information relating to the Plan with Plan assets in excess of an accumulated benefit obligation at December 31, 2017 is as follows:

Fair value of Plan assets	$6,153,998
Projected benefit obligation	$5,573,290
Accumulated benefit obligation	$5,573,290

At December 31, 2017, all of the Plan assets were included in Level 1. The fair values of the Plan assets at December 31, 2017, by asset category are as follows:

Asset Category	**Total**	**Fair Value Measurements at December 31, 2017 Quoted Prices in Active Markets for Identical Assets (Level 1)**
Cash	$ 120,027	$ 120,027
Equity securities: [a]		
U.S. large-cap	1,627,950	1,627,950
U.S. mid-cap	306,531	306,531
U.S. small-cap	183,391	183,391
International developed markets	845,639	845,639
International emerging markets	399,842	399,842
Fixed income securities: [b]		
Domestic	2,007,103	2,007,103
International	234,773	234,773
Real estate securities [c]	193,969	193,969
Commodities securities [d]	234,773	234,773
Total	**$ 6,153,998**	**$ 6,153,998**

(a) This category is comprised of actively managed and index domestic and international equity mutual funds and exchange traded funds.
(b) This category is comprised of actively managed and index domestic and international bond mutual funds.
(c) This category is comprised of an index domestic real estate mutual fund.
(d) This category is comprised of an actively managed commodity mutual fund.

The components of net periodic benefit cost, assumptions, change in projected benefit obligation, change in Plan assets and the unfunded status reconciliation for the Plan at December 31, 2017 are as follows:

Components of net periodic benefit cost		
Service cost	$	1,422,392
Interest cost		374,651
Expected return on Plan assets		(322,167)
Amortization of net gain		(31,529)
Net periodic benefit cost	$	1,443,347
Weighted average assumptions used to determine net periodic benefit cost and benefit obligation		
Discount rate at December 31		5.50%
Weighted average rate of compensation increase		1.50%
Expected long-term return on Plan assets		5.50%
Change in projected benefit obligation		
Benefit obligation at the beginning of the year	$	7,648,950
Service cost		1,422,392
Interest cost		374,651
Actuarial gain		(493,736)
Benefits paid		(1,601,929)
Plan amendments		(1,777,038)
Benefit obligation at the end of the year	$	5,573,290
Change in Plan assets		
Fair value of the Plan assets at the beginning of the year	$	5,670,032
Actual return on Plan assets		732,695
Employer contributions		1,353,200
Benefits paid		(1,601,929)
Fair value of the Plan assets at the end of the year	$	6,153,998
Funded status	$	580,708
Amount recognized in the statement of financial condition		
Defined benefit plan asset	$	580,708

The following benefit payments are expected to be paid out of the Plan over the next 10 years ending December 31:

2018	$	-
2019		169,584
2020		167,604
2021		165,504
2022		163,278
Thereafter to 2027		1,025,954
	$	1,691,924

7. Concentration of Credit Risk

The Company and its subsidiaries maintain cash and savings accounts at two financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. At all times during the year, balances exceeded insured limits. The Company has not experienced any losses in the past in these accounts.

The Company derives its revenue from a few clients and there is a concentration of placement fees receivable associated with these clients. At and for the year ended December 31, 2017, approximately 79% of the Company's placement fees receivable and approximately 55% of the Company's placement fees were due and earned, respectively, from three clients.

8. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

9. Related Party Transactions

The Company's sole stockholder from time to time uses Company resources to provide services to an affiliate also owned by the Company's stockholder. Amounts charged to an affiliate by the Company are at cost and recorded as a reduction of the actual expense incurred. Such amounts charged to the affiliate for the year ended December 31, 2017 totaled $6,034. The Company has been reimbursed by the affiliate for the full amount.

The Company was required to make a state income tax payment on behalf of its stockholder in the amount of $38,110 which was recorded as a receivable due from owner and included within other current assets on the consolidated statement of financial condition at December 31, 2017. The Company has been reimbursed by the stockholder for the full amount on January 26, 2018.

The Company retained a broker-dealer founded by three former employees of the Company to provide services which is compensated at a contracted percentage of the placement fees earned by the Company on specific Funds. The amounts incurred for those services totaled $1,990,608 and were recorded as professional fees on the consolidated statement of operations for the year ended December 31, 2017. The amounts which remain unpaid at December 31, 2017 were recorded as accrued consultant fees on the consolidated statement of financial condition with $745,226 classified as a current liability and $324,912 as a long term liability. Of the accrued amount, $1,022,024 was used to make an equivalent portion of the Company's placement fees receivable allowable for purposes of computing net capital at December 31, 2017.

An officer of the Company has provided a personal guarantee of an office lease obligation.

10. Customer Securities – Possession and Control Requirements

The Company is exempt from certain provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

11. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the Company to maintain minimum net capital of 6 2/3% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not exceeding fifteen to one.

At December 31, 2017, the Company had net capital of $3,287,897 which was $3,133,981 in excess of the minimum net capital requirement of $153,916. The Company's ratio of aggregate indebtedness to net capital was 0.7022 to 1.0.

Supplemental Information
December 31, 2017

Atlantic-Pacific Capital, Inc.
Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2017

Stockholder's equity	$	21,038,758
Less: nonallowable assets		
Placement fees receivable		15,663,620
Investment in affiliates		761,750
Define benefit plan asset		580,707
Due from funds		393,755
Other assets		290,267
Property and equipment		60,761
Total nonallowable assets		17,750,861
Less: haircuts		-
Net capital	$	3,287,897
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		153,916
Excess net capital	$	3,133,981
Excess net capital at 1000 percent	$	3,057,023
Aggregate indebtedness		
Accounts payable & accrued expenses	$	1,010,013
Due to affiliates		828,313
Deferred revenue		470,417
Total aggregate indebtedness	$	2,308,743
Ratio: Aggregate indebtedness to net capital		0.7022 to 1.0

Reconciliation of Net Capital and Unaudited Net Capital Pursuant to SEC Rule 17a-5(d)(4)
December 31, 2017

The net capital computation originally filed by the Company on January 25, 2018 was $4,337,897.

An adjustment was subsequently recorded to reclass $1,050,000 from cash in-transit to placement fees receivable.

The net capital computation above does not differ from the net capital computation filed by the Company per amended FOCUS Report on January 29, 2018 of $3,287,897.

Atlantic-Pacific Capital, Inc.
Unconsolidated Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2017

The Company is exempt under Rule 15c3-3 (k)(2)(i).

Atlantic-Pacific Capital, Inc.
Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc. Unconsolidated Statement of Financial Condition
As of December 31, 2017
(in U.S. dollars)

	Audited Consolidated Statement of Financial Condition	Subsidiaries Excluded, Reclassifications, and Eliminations	Atlantic - Pacific Capital, Inc. Unconsolidated Statement of Financial Condition
Assets			
Current assets			
Cash	$ 8,483,949	$ (3,404,421)	$ 5,079,528
Placement fees receivable	13,896,378	-	13,896,378
Other current assets	390,003	(119,633)	270,370
Due from funds	393,755	-	393,755
Total current assets	23,164,085	(3,524,054)	19,640,031
Placement fees receivable	2,789,266	-	2,789,266
Defined benefit plan asset	580,707	-	580,707
Property and equipment, net	60,761	-	60,761
Other assets	39,163	(19,265)	19,898
Investment in affiliates	-	761,750	761,750
Total assets	$ 26,633,982	$ (2,781,569)	$ 23,852,413
Liabilities and stockholder's equity			
Current liabilities			
Accounts payable and accrued expenses	1,132,269	(122,256)	1,010,013
Deferred revenue	470,417	-	470,417
Due to affiliates	-	828,313	828,313
Deferred tax	180,000	-	180,000
Total current liabilities	1,782,686	706,057	2,488,743
Long term liabilities			
Accrued consultant fees	324,912	-	324,912
Total liabilities	2,107,598	706,057	2,813,655
Stockholder's equity	24,526,384	(3,487,626)	21,038,758
Total liabilities and stockholder's equity	$ 26,633,982	$ (2,781,569)	$ 23,852,413

REYNOLDS + ROWELLA

ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Stockholder and Sole Director of
Atlantic-Pacific Capital, Inc.

We have reviewed management's statements, included in the accompanying Atlantic-Pacific Capital, Inc. Exemption Report, in which (1) Atlantic-Pacific Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Atlantic-Pacific Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Atlantic-Pacific Capital, Inc. stated that Atlantic-Pacific Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Atlantic-Pacific Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Atlantic-Pacific Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reynolds + Rowella, LLP

Reynolds + Rowella, LLP

New Canaan, CT

February 26, 2018

90 Grove Street | Ridgefield, CT 06877 | 203 438 0161 f 203 431 3570

51 Locust Avenue | New Canaan, CT 06840 | 203 972 5191

reynoldsrowella.com

ATLANTIC PACIFIC CAPITAL

Atlantic-Pacific Capital, Inc. Exemption Report

January 19, 2018

SEC Rule 15c3-3

The Company is a registered broker-dealer subject to rule 17a-5 of the Securities and Exchange Commission (SEC). The Company raises capital from institutional investors and accredited investors for interests in private equity limited partnerships (the "Funds") that are not registered or publicly traded. The Company earns a fee based on a percentage of capital invested or committed to be invested in such Funds. The Company does not carry or maintain customer accounts; hold or handle customer funds or securities; accept customer trading orders; or engage in proprietary trading or market-making. To the best of its knowledge and belief, the Company states the following: the Company claims exemption from SEC rule 15c3-3 under the provision of paragraph (k)(2)(i), the Company has met the identified exemption provision through the most recent fiscal year ended December 31, 2017 without exception.

Anthony Bossone

Anthony Bossone
Chief Financial Officer
Atlantic-Pacific Capital, Inc.